# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BLOOMIA HOLDINGS, INC., CIK 0000875355
CUSIP: 45765Y204
Title of class of securities: Common Stock, par value of $0.01 per share
Address of issuer's principal executive offices: 5000 WEST 36TH STREET, SUITE 220, Minneapolis, Minnesota (MN), 55416
Date of event which requires filing of this statement: 04/02/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001544865

## Reporting persons
- BCCM Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 495,898; sole dispositive power 0; shared dispositive power 495,898; aggregate amount beneficially owned 495,898 (10.4% of the class)
- Blue Clay Capital Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 268,571; sole dispositive power 0; shared dispositive power 268,571; aggregate amount beneficially owned 268,571 (5.6% of the class)
- Blue Clay Capital Smid-Cap LO LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 227,327; sole dispositive power 0; shared dispositive power 227,327; aggregate amount beneficially owned 227,327 (4.8% of the class)

## Item 1. Issuer
Name of issuer: BLOOMIA HOLDINGS, INC.
Address of issuer's principal executive offices: 5000 WEST 36TH STREET, SUITE 220, Minneapolis, Minnesota, 55416

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed jointly by (collectively, the "Reporting Persons"): (1) BCCM Advisors, LLC, a Delaware limited liability company and investment adviser that is an exempt reporting adviser under the Investment Advisers Act of 1940 ("BCCM Advisors"); (2) Blue Clay Capital Partners LP, a Delaware limited partnership for which BCCM Advisors serves as the investment adviser ("Blue Clay Capital Fund"); and (3) Blue Clay Capital Smid-Cap LO LP, a Delaware limited partnership for which BCCM Advisors serves as the investment adviser ("Blue Clay Capital Smid-Cap Fund").
Address of principal business office or, if none, residence: The address of the Reporting Persons is 5000 West 36th Street, Suite 200, Minneapolis, Minnesota 55416
Citizenship: Not Applicable

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
BCCM Advisors is an investment adviser that is an exempt reporting adviser under the Investment Advisers Act of 1940, which serves as investment adviser to private funds, including, but not limited to, the Blue Clay Capital Fund and the Blue Clay Capital Smid-Cap Fund (collectively, the "Funds"), and may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds.

BCCM Advisors: 495,898

Blue Clay Capital Fund: 268,571

Blue Clay Capital Smid-Cap Fund: 227,327
Percent of class:
Ownership percentage is based on 4,769,038 shares of common stock, par value $0.01 per share, outstanding as of April 2, 2026, as represented by the Issuer in the Issuer's Form 8-K filed with the Securities and Exchange Commission on April 3, 2026.

BCCM Advisors: 10.4%

Blue Clay Capital Fund: 5.6%

Blue Clay Capital Smid-Cap Fund: 4.8%
Sole power to vote or to direct the vote: None
Shared power to vote or to direct the vote:
BCCM Advisors: 495,898

Blue Clay Capital Fund: 268,571

Blue Clay Capital Smid-Cap Fund: 227,327
Sole power to dispose or to direct the disposition: None
Shared power to dispose or to direct the disposition:
BCCM Advisors: 495,898

Blue Clay Capital Fund: 268,571

Blue Clay Capital Smid-Cap Fund: 227,327

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BCCM Advisors, LLC: /s/ Michael Yee, COO (04/06/2026)
- Blue Clay Capital Partners LP: /s/ Michael Yee, COO (04/06/2026)
- Blue Clay Capital Smid-Cap LO LP: /s/ Michael Yee, COO (04/06/2026)